Exhibit 21.1

Subsidiaries of OpenTable, Inc.

Subsidiary	Jurisdiction
OpenTable Canada Inc.	Canada
OpenTable GmbH	Germany
JustChalo Technologies Private Limited	India
OpenTable Kabushiki Kaisha	Japan
OpenTable Spain S.L	Spain
OpenTable Mexico S. de R.L. de C.V.	Mexico
Foodspotting, LLC	United States
JustChalo, LLC	United States
Ness Computing, LLC	United States
Quickcue, LLC	United States
Table Maestro, Inc.	United States
Treat Technologies, LLC	United States
OpenTable Holdings LLC	United States
OpenTable Europe Limited	United Kingdom
OpenTable UK Holding Limited	United Kingdom
OpenTable International Limited	United Kingdom
toptable Holdings Ltd.	United Kingdom
toptable Services Ltd.	United Kingdom
City Eating Ltd.	United Kingdom